VIA EDGAR

September 19, 2013

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    FirstEnergy Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
File No. 333-21011

Dear Mr. Thompson:

This letter is submitted by FirstEnergy Corp. (FirstEnergy or the Company) in response to the comments given by the staff (Staff) of the Division of Corporation Finance of the United States Securities and Exchange Commission (Commission) contained in the comment letter dated September 10, 2013 to Anthony J. Alexander, Chief Executive Officer of FirstEnergy with respect to FirstEnergy’s Form 10-K for the fiscal year ended December 31, 2012, as filed on February 25, 2013 (2012 Form 10-K).

For your convenience, we have set forth the comment from your letter in bold typeface immediately followed by FirstEnergy’s response. Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in the 2012 Form 10-K.

Item 8. Financial Statements and Supplementary Data, page 117

Combined Notes to Consolidated Financial Statements, page 142

Note 11. Capitalization, page 181

Common Stock, page 181

Retained Earnings and Dividends, page 181

1.We note the articles of incorporation, indentures, regulatory limitations and various other agreements relating to the long-term debt of certain subsidiaries contain provisions that could restrict your subsidiaries payment of dividends. Please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of December 31, 2012 and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Response:
(i) The amount of restricted net assets of consolidated subsidiaries and FirstEnergy's equity in the undistributed earnings of investments accounted for by the equity method was $2.304 billion, or 18% of the consolidated net assets of FirstEnergy as of December 31, 2012.

FirstEnergy's computation of restricted net assets is consistent with the requirements of Rule 4-08 of Regulation S-X, which determines the amount of FirstEnergy's proportionate share of net assets, after intercompany eliminations, reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of each fiscal year which may not be transferred to FirstEnergy, in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party. The computation is conducted for each consolidated and unconsolidated subsidiary and includes specific limitations or restrictions arising under the articles of incorporation, indentures, regulatory limitations, and various other agreements relating to the long-term debt of each subsidiary.

Specific third party limitations or restrictions considered in the computation as of December 31, 2012 were as follows:

•Under the Federal Power Act it is unlawful for any officer or director of any public utility "to participate in the making or paying of any dividends of such public utility from any funds properly included in the capital account." The Federal Energy Regulatory Commission (FERC) has interpreted this provision to allow dividends to be paid as long as the source of the dividend is clearly disclosed, the dividend is not "excessive," and there is no self dealing on the part of corporate officials. Dividends are not considered "excessive" as long as they are payable out of, and do not exceed retained earnings. However, as disclosed in Note 11 of the Combined Notes to the Consolidated Financial Statements in FirstEnergy's 2012 Form 10-K, certain subsidiaries have authorization from the FERC to pay cash dividends to FirstEnergy from paid-in capital accounts as long as their FERC-defined equity to total capitalization ratio remains above 35%, 45% or 50%, as applicable.

•As disclosed on page 77 of FirstEnergy's 2012 Form 10-K within the Capital Resources and Liquidity section of Management's Discussion and Analysis of Registrant and Subsidiaries, FirstEnergy's revolving credit facilities contain financial covenants requiring each borrower to maintain a consolidated debt to total capitalization ratio of no more than 65%, or in some instances 70% depending on the subsidiary, as measured at the end of each fiscal quarter.

•The first mortgage bond indenture of one of FirstEnergy's subsidiaries requires it to maintain a minimum balance within retained earnings, limiting its ability to pay dividends to FirstEnergy.

Other limitations or restrictions were considered in the computation but were not as restrictive as those noted above.

(ii) The disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X are required if the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. FirstEnergy's restricted net assets of consolidated and unconsolidated subsidiaries and its equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method were $2.304 billion, or 18% of consolidated net assets as of December 31, 2012, therefore disclosure under Rule 4-08(e)(3)(i) and (ii) of Regulation S-X was not required.

(iii) The condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X are required when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. FirstEnergy's restricted net assets of consolidated subsidiaries were $2.304 billion, or 18% of consolidated net assets as of December 31, 2012, therefore the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X was not required.

FirstEnergy, to the extent applicable, acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing referred to above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing referred to above; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to staff comments, or need any additional information, please do not hesitate to call me at (330) 384-5296.

Sincerely,

/s/ K. Jon Taylor

K. Jon Taylor
Vice President, Controller and Chief Accounting Officer

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